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WASHINGTON NATIONAL CORPORATION
EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

Primary and Fully Diluted
(000s Omitted Except Per Share Amounts)

                                                      Three Months Ended
                                                           March 31,
                                                        1995       1994
Primary
Average Shares:
  Average common shares outstanding                    12,172     12,128
  Assumed exercise of stock options                        65        100
Total Average Shares                                   12,237     12,228

Net Income Available to Common Shareholders:
  Income before Preferred Stock dividend
    requirement                                        $7,290     $7,034
  Preferred Stock dividend requirement                    (90)       (90)

Net Income Available to Common Shareholders            $7,200     $6,944

Primary Earnings Per Share                              $0.59      $0.57

Fully Diluted
Average Shares:
  Average common shares outstanding                    12,172     12,128
  Assumed conversion of preferred stock                   271        271
  Assumed exercise of stock options                        65        100
Total Average Shares                                   12,508     12,499

Net Income Available to Common Shareholders            $7,290     $7,034

Fully Diluted Earnings Per Share                        $0.58      $0.56


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